[Company Letterhead]

December 29, 2006

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings Scott Anderegg

Re:	Burlington Coat Factory Investments Holdings, Inc. Registration Statement on Form S-4 Filed October 10, 2006 Amended as of December 5, 2006 Amendment No. 2 Filed December 29, 2006 File No. 333-137917

Burlington Coat Factory Warehouse Corporation and co-registrants

Registration Statement on Form S-4

Filed on October 10, 2006

Amended as of December 5, 2006

Amendment No. 2 to Registration Statement on Form S-4

Filed December 29, 2006

File No. 333-137916

Ladies and Gentlemen:

On behalf of Burlington Coat Factory Investments Holdings, Inc. and Burlington Coat Factory Warehouse Corporation and co-registrants (collectively, the “Company”) and in response to the letter (the “Comment Letter”) dated December 15, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to Paul C. Tang, Esq., the Company’s General Counsel, please find the Company’s responses to the Comment Letter.

The numbered paragraphs below set forth the Comment Letter together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Company’s responses are references to the page numbers in the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “registration statement”) filed with the Commission on December 29, 2006.

Registration Statement on Form S-4 File No. 333-137917

General

1.	Staff Comments: We note your response to comment 4 in our letter dated November 8, 2006. You have not relocated the disclosure on page (i) that begins “Each broker-dealer that receives new securities for its own account…” Please move this disclosure to another part of the prospectus. The forepart of the prospectus should be limited to the cover page, summary, and the risk factor section.

Response: The Company has relocated the disclosure on page (i) to page 32 in response to the Staff’s comment.

Burlington Coat Factory Warehouse Corporation, page 1

2.	Staff Comments: Please balance your disclosure of revenue for the three months ended September 2, 2006 with the net loss for that period.

Response: The Company has revised the disclosure of revenue on page 1 of the Prospectus Summary pursuant to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 82

3.	Staff Comments: We note your response to comment 24 in our letter dated November 8, 2006 and we reissue the comment. By analogy please see Interpretation 1.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Response: In drafting the disclosure the Company chose to follow the position stated in Romeo & Dye, January 2006 edition, as quoted on pp. 122-23:

“In a 1987 no-action letter, the SEC staff took the position that where investment decisions by an employee benefit plan trust required the approval of a majority of five trustees, none of the trustees individually was a beneficial owner of the trust’s portfolio securities for purposes of Section 13(d). Southland Corp. (August 10, 1987). The staff did not explain the basis for its position, but the rationale seems to have been that a person should not be deemed to have investment control over securities that (i) he or she may not buy or sell without the approval of others, and (ii) may be bought or sold despite his or her objection to the transaction.

The Southland Corp. letter has given rise to the so-called “rule of three,” which holds that, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s portfolio securities. Members of the SEC staff have informally acknowledged the rule of three, but the rule has never been articulated in any official statement of the staff or the Commission. Accordingly, neither the existence of the rule nor its scope can be asserted with any certainty. Nevertheless, many practitioners rely on the rule and apply it in a variety of contexts. The rule might have relevance, for example, to a general partnership having three or more partners, a trust having three or more trustees, or a corporation having three or more members on the investment committee.”

In the case of Bain Capital Investors, LLC, the investment and voting decisions are made jointly by three or more individuals and no one individual has a controlling decision. Based upon the foregoing analysis, no individual managing director of Bain Capital Investors, LLC exercises investment and voting control over the securities, except with respect to the shares in which he directly holds a pecuniary interest.

With respect to the references made to the Telephone Interpretation Manual we believe that since this disclosure is made pursuant to Item 403 of Regulation S-K and for the purposes of registering debt not equity securities, that Interpretation I.60 and 4S do not apply in this case.

United States Federal Income Tax Consequences, page 137

4.	Staff Comments: We note your response to comment 27 in our letter dated November 8, 2006. Please augment your disclosure to explain the uncertainty concerning the tax consequences of the transaction. Please also add a risk factor addressing the uncertainty of the tax consequences of the transaction.

Response: The Company has revised the disclosure and added a risk factor regarding the tax consequences in response to the Staff’s comment.

Registration Statement on Form S-4 File No. 333-137916

5.	Staff Comments: Please revise to comply, as applicable, with our comments above.

Response: The Company has revised Registration Statement on S-4, File No. 333-137916, as applicable, in response to the foregoing comments.

The Company hopes that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Joshua N. Korff of Kirkland & Ellis LLP at (212) 446-4943. Please send any further comments via facsimile to Mr. Korff at (212) 446-3900.

Sincerely,

/s/ Paul C. Tang
Paul C. Tang, Esq.
General Counsel

cc:	Melanie S. Grant, Esq.
Joshua N. Korff, Esq.